FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of April, 2009,

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

Huaneng Power International, Inc.
West Wing, Building C, Tianyin Mansion
No. 2C Fuxingmennan Street
Xicheng District
Beijing, 100031 PRC

This Form 6-K consists of:

1.	An announcement on 2009 first quarterly report of Huaneng Power International, Inc. (the “Registrant”); and

2.	An announcement on discloseable and connected transactions regarding acquisition of interests in YLQ co-generation and Beijing co-generation by the Registrant;

Each made by the Registrant on April 22, 2009.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 902)

First Quarterly Report of 2009

Pursuant to the regulations of the China Securities Regulatory Commission, Huaneng Power International, Inc. (the “Company”) is required to publish a quarterly report for each of the first and third quarters.

All financial information set out in this quarterly report is unaudited and prepared in accordance with the PRC Accounting Standards (“PRC GAAP”).

This announcement is made pursuant to Rules 13.09 (1) and (2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

1.           IMPORTANT NOTICE

1.1
The board of directors and the supervisory committee of the Company together with the members thereof and the senior management warrant that the information contained in this report does not contain any false statements, misleading representations or material omissions. All of them jointly and severally accept responsibility as to the truthfulness, accuracy and completeness of the content of this report.

1.2	All financial information set out in this quarterly report is unaudited and prepared in accordance with the PRC GAAP.

1.3
Mr. Cao Peixi (Chairman), Ms. Zhou Hui (person in charge of accounting function) and Mr. Huang Lixin (person in charge of the Financial Department) warrant the truthfulness and completeness of the content of the first quarterly report of 2009.

1.4	This announcement is made pursuant to Rules 13.09 (1) and (2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

2.           COMPANY PROFILE

2.1         Major financial information and financial indicators (PRC GAAP)
   (unaudited)

(Amounts: In Rmb Yuan)

	End of current reporting period	End of last year	Variance from end of last year (%)

Total Assets	168,341,660,900	164,587,660,182	2.28
Owners’ equity (Shareholders’ equity)	37,176,832,169	36,246,575,257	2.57
Net assets per share attributable to shareholders of the listed company	3.08	3.01	2.33

	From the beginning of the year to the end of current reporting period	Variance from equivalent period of last year (%)

Net cash inflow from operating activities	3,982,833,525	121.05
Net cash inflow from operating activities per share	0.33	120.00

	Current reporting period	From the beginning of the year to the end of current reporting period	Variance from equivalent period of last year (%)

Net profit attributable to shareholders of the listed company	549,872,938	549,872,938	127.27
Basic earnings per share	0.05	0.05	150.00
Basic earnings per share after deducting non-recurring items	0.04	0.04	100.00
Diluted earnings per share	0.05	0.05	150.00
Fully diluted return on net assets (%)	1.48	1.48	Increased by 0.95 percent
Fully diluted return on net assets after deducting non-recurring items (%)	1.44	1.44	Increased by 0.98 percent

Deducting non-recurring items and amounts

Non-recurring items	Total amount from the beginning of the year to the end of current reporting period

Gains from disposal of non-current assets	13,035
Government grant recorded in income statement, excluding government grant closely related to the Company’s business and calculated according to national unified standards	27,276,181
Losses from the changes in fair value from held-for-trading financial assets , held-for-trading financial liabilities other than those hedging instruments relating to normal business, and investment income from disposal of held-for-trading financial assets , held-for-trading financial liabilities and available-for-sale financial assets	(10,392,434)
Reversal of provision for doubtful accounts receivable individually tested for impairments	2,617,179
Other non-operating income and expenses excluding the above items	(2,443,768)
Impact of minority interests	1,308,840
Tax impact of non-recurring items	(4,944,650)
---------------------------------------
Total	13,434,383
==============

Note:	All financial information and indicators relating to equity and profit described above are attributable to the ordinary shareholders of the Company.

2.2	Total number of shareholders and shareholding of the ten largest holders of shares in circulation as at the end of the reporting period

Total number of shareholders as at the end of the reporting period: 125,620 (including 124,921 holders of A shares, 552 holders of H shares and 147 holders of ADR).

Ten largest holders of shares in circulation without any selling restrictions

Name of shareholder (full name)	Number of shares in circulation without any selling restrictions as at the end of the reporting period	Type of shares

Hebei Provincial Construction Investment Company	603,000,000	A shares
Jiangsu Provincial Investment & Management Limited Liability Company	416,500,000	A shares
Fujian Investment Enterprise Holdings Company	374,466,667	A shares
Liaoning Energy Investment (Group) Limited Liability Company	332,913,333	A shares
Dalian Municipal Construction Investment Company	301,500,000	A shares
Horizon Asset Management, Inc.	170,139,920	H shares
Nantong Investment Management Limited Company	86,600,526	A shares
Minxin Group Limited Company	72,000,000	A shares
Kinetic Asset Management, Inc.	27,232,600	H shares
Invesco Power Shares Capital Management, LLC	25,438,680	H shares

3           Significant Events

3.1	Disclosure as to, and reasons for, material changes in accounting items and financial indices of the Company

☑ Applicable	☐ Not Applicable

(1)           Composition of the Company’s assets

(a)
The cash as at the end of the reporting period increased by 34.67%, compared with the beginning of the reporting period, mainly because of the issue of short-term financing bonds during the reporting period.

(b)
The derivative financial assets as at the end of the reporting period increased by 224.27%, compared with the beginning of the reporting period, because of the increase in the fair value of overseas enterprises’ fuel and foreign exchange hedging contracts.

(c)	Advances to suppliers as at the end of the reporting period increased by 93.68%, compared with the beginning of the reporting period, mainly because of the increase of unsettled prepayments for coal.

(d)	The interest receivable as at the end of the reporting period decreased by 92.91%, compared with the beginning of the reporting period, mainly because of the recovery of interest receivable due.

(e)
The derivative financial liabilities as at the end of the reporting period decreased by 88.01%, compared with the beginning of the reporting period, because of the increase in the fair value of overseas enterprises’ fuel and foreign exchange hedging contracts.

(f)	The notes payable as at the end of the reporting period were reduced by 100% to zero, as all notes payable were due and settled.

(g)	The Company had advance from customers as a new item on its balance sheet in the reporting period, mainly because of the business prepayments received in advance.

(h)	Taxes payable as at the end of the reporting period increased by 80.12%, compared with the beginning of the reporting period, mainly because of the increase of the value-added tax.

(i)
The dividends payable at the end of the reporting period decreased by 63.45%, compared with the beginning of the reporting period, mainly due to the payment of the dividends payable declared in prior year.

(j)               The other current liabilities as at the end of the reporting period increased by 95.92%, compared with the beginning of the reporting period, mainly because of the issue of RMB5 billion short-term financing bonds.

(k)
Non-current portion of the derivative financial liabilities as at the end of the reporting period decreased by 53.79%, compared with the beginning of the reporting period, because of the increase in the fair value of overseas enterprises’ fuel and foreign exchange hedging contracts.

(l)
The currency translation differences as at the end of the reporting period decreased by 59.53%, compared with the beginning of the reporting period, because of the depreciation of Singapore dollar against RMB.

(2)           Composition of the Company’s profit

(a)
The tax and levies on operations of the reporting period increased by 30.74%, compared with the same period of last year, mainly due to the increase of the value-added tax, the tax on city maintenance and construction and the extra charges for education increased accordingly.

(b)	Compared with the same period of last year, the Company had selling expenses as a new item in its income statements in the reporting period, because of the overseas enterprises’ selling expenses.

(c)
The financial expenses for the reporting period increased by 111.34%, compared with the same period of last year, mainly due to cessation of capitalizing borrowing costs for those power plants newly put into commercial operations and the consolidation of SinoSing Power’s financial statements.

(d)
The assets impairment loss for the reporting period decreased by 8447.88%, compared with the same period last year, mainly because of the recovery of bad debts and the reversal of provision for doubtful accounts on receivables.

(e)
Compared with the same period of last year, the Company had loss from the changes in fair value as a new item in its income statements in the reporting period. It was the changes recorded in the income statements due to the fair value changes of overseas enterprises’ fuel hedging contracts.

(f)	The investment income for the reporting period decreased by 32.56%, compared with the same period of last year, mainly due to the decreased profit of associated companies.

(g)	The income tax for the reporting period decreased by 54.62%, compared with the same period of last year, mainly due to the decrease of total amount of taxable income.

(h)
The Company’s net profit attributable to the shareholders of the Company for the reporting period increased by 127.27%, compared with the same period of last year, mainly due to the tail-raising impact of the tariff adjustment of domestic business in the second half of 2008.

(i)
Profit attributable to the minority interests of the Company increased by 276.53% compared with the same period last year. This was mainly due to the increase in profitability of the subsidiaries of the Company during the reporting period.

3.2	The progress on significant events and their impact as well as the analysis and explanations for their solutions

☐ Applicable	☑ Not Applicable

3.3           Status of performance of undertakings given by the Company, shareholders and de facto controller

☑ Applicable	☐ Not Applicable

China Huaneng Group and Huaneng International Power Development Corporation undertook not to trade their shares in the Company which are subject to non-disposal restriction on the market within 60 months starting from 19 April 2006. Since the implementation on 19 April 2006, China Securities Registration and Settlement Limited Liability Company (Shanghai branch) has been entrusted to hold such shares for the lock-up arrangement.

3.4
Disclosure as to, and reasons for, the warning in respect of forecast of a probable loss in respect of the accumulated net profit from the beginning of the financial year to the end of the next reporting period or any significant changes in profit as compared with that of the corresponding period of last year

☐ Applicable	☑ Not Applicable

By Order of the Board Huaneng Power International, Inc. Cao Peixi Chairman

As at the date of this announcement, the directors of the Company are:

Cao Peixi
(Executive Director)
Huang Long
(Non-executive Director)
Wu Dawei
(Non-executive Director)
Huang Jian
(Non-executive Director)
Liu Guoyue
(Executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Liu Jipeng
(Independent Non-executive Director)
Yu Ning
(Independent Non-executive Director)
Shao Shiwei
(Independent Non-executive Director)
Zheng Jianchao
(Independent Non-executive Director)
Wu Liansheng
(Independent Non-executive Director)

Beijing, the PRC
22 April 2009

APPENDIX
HUANENG POWER INTERNATIONAL, INC.
UNAUDITED CONSOLIDATED AND THE COMPANY BALANCE SHEETS (PRC GAAP)
AS AT 31 MARCH, 2009

Amounts: In Rmb Yuan

	31 March 2009	31 December 2008	31 March 2009	31 December 2008
ASSETS	Consolidated	Consolidated	The Company	The Company

CURRENT ASSETS
Cash	7,764,780,682	5,765,873,510	3,593,111,488	1,695,986,445
Derivative financial assets	50,195,703	15,479,384	—	—
Notes receivable	675,915,714	666,255,246	93,070,000	114,000,000
Accounts receivable	7,296,490,592	7,128,244,389	4,165,446,174	3,873,554,492
Advances to suppliers	1,276,641,533	659,137,122	968,811,985	662,095,113
Interest receivable	142,265	2,005,634	5,268,857	6,271,760
Dividend receivable	—	—	58,600,861	58,600,861
Other receivables	514,821,609	423,981,605	672,762,898	395,467,774
Entrusted loans	—	—	2,740,000,000	2,440,000,000
Inventories	4,159,105,507	5,169,847,161	2,076,461,835	2,831,029,858
Current portion of non-current assets	9,624,098	10,166,317	—	—
Other current assets	204,974,599	177,187,990	166,126,865	145,771,460
	-----------------------------------	-----------------------------------	-----------------------------------	-----------------------------------
Total current assets	21,952,692,302	20,018,178,358	14,539,660,963	12,222,777,763
	-----------------------------------	-----------------------------------	-----------------------------------	-----------------------------------

NON-CURRENT ASSETS
Available-for-sale financial assets	1,639,797,075	1,262,042,775	1,639,797,075	1,262,042,775
Long-term equity investments	8,823,620,034	8,745,002,312	25,773,905,787	25,695,390,165
Fixed assets	89,477,135,786	91,291,630,220	48,297,709,046	49,047,844,984
Construction-in-progress	16,348,457,259	13,640,791,750	10,901,784,101	9,213,893,507
Construction materials	12,869,887,368	11,492,064,608	5,051,794,518	4,904,194,912
Intangible assets	6,532,544,974	6,800,885,941	1,692,853,633	1,714,544,159
Goodwill	10,108,912,267	10,672,965,231	1,528,308	1,528,308
Long-term deferred expenses	168,816,990	181,847,382	1,420,801	1,319,913
Deferred income tax assets	328,470,700	384,475,177	—	—
Other non-current assets	91,326,145	97,776,428	—	—
	-----------------------------------	-----------------------------------	-----------------------------------	-----------------------------------
Total non-current assets	146,388,968,598	144,569,481,824	93,360,793,269	91,840,758,723
	-----------------------------------	-----------------------------------	-----------------------------------	-----------------------------------
TOTAL ASSETS	168,341,660,900	164,587,660,182	107,900,454,232	104,063,536,486
	=====================	=====================	=====================	=====================

HUANENG POWER INTERNATIONAL, INC.
UNAUDITED CONSOLIDATED AND THE COMPANY BALANCE SHEETS (PRC GAAP)
(continued)
AS AT 31 MARCH, 2009

Amounts: In Rmb Yuan

	31 March 2009	31 December 2008	31 March 2009	31 December 2008
	Consolidated	Consolidated	The Company	The Company
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term loans	26,263,613,708	28,745,487,670	8,128,000,000	9,638,000,000
Derivative financial liabilities	65,017,060	542,441,864	—	—
Notes payable	—	12,060,500	—	500,000,000
Accounts payable	2,943,025,295	2,997,905,901	1,262,398,514	1,326,695,016
Advance from customers	10,519,784	—	—	—
Salary and welfare payables	260,401,025	212,236,060	196,744,171	148,039,857
Taxes payables	757,344,497	420,464,389	443,108,413	180,771,747
Interest payables	453,157,908	424,287,396	342,905,343	255,214,986
Dividends payable	20,733,907	56,733,907	—	36,000,000
Other payables	6,109,320,899	6,354,394,031	3,692,050,660	3,597,667,784
Current portion of non- current liabilities	6,696,563,356	6,545,420,739	3,398,644,121	2,498,544,158
Other current liabilities	10,462,451,292	5,340,299,353	10,365,790,093	5,291,065,963
	---------------------------------	-----------------------------------	-----------------------------------	---------------------------------
Total current liabilities	54,042,148,731	51,651,731,810	27,829,641,315	23,471,999,511
	-------------------------------------	-------------------------------------	-------------------------------------	---------------------------------

NON-CURRENT LIABILITIES
Long-term loans	59,114,766,805	59,027,180,707	30,081,752,398	31,712,372,108
Derivative financial liabilities	7,967,751	17,241,800	—	—
Bonds payable	9,839,282,477	9,834,688,447	9,839,282,477	9,834,688,447
Deferred income tax liabilities	1,191,058,708	1,091,023,185	52,434,092	9,519,743
Other non-current liabilities	1,616,664,046	1,392,995,793	1,516,501,838	1,311,529,960
	-------------------------------------	-------------------------------------	-------------------------------------	---------------------------------
Total non-current liabilities	71,769,739,787	71,363,129,932	41,489,970,805	42,868,110,258
	-------------------------------------------------------------------------	--------------------------------------------------------------------------	--------------------------------------------------------------------------	------------------------------------------------------------------
TOTAL LIABILITIES	125,811,888,518	123,014,861,742	69,319,612,120	66,340,109,769
	--------------------------------------------------------------------------	--------------------------------------------------------------------------	--------------------------------------------------------------------------	------------------------------------------------------------------

SHAREHOLDERS’ EQUITY
Share capital	12,055,383,440	12,055,383,440	12,055,383,440	12,055,383,440
Capital surplus	9,367,955,105	8,669,423,555	7,531,272,579	7,244,448,142
Surplus reserves	6,142,345,063	6,142,345,063	6,142,345,063	6,142,345,063
Undistributed profits	10,463,728,718	9,913,855,780	12,851,841,030	12,281,250,072
Currency translation difference	(852,580,157)	(534,432,581)	—	—
	--------------------------------------------------------------------------	--------------------------------------------------------------------------	--------------------------------------------------------------------------	------------------------------------------------------------------
Shareholder’s equity attributable to shareholders of the Company	37,176,832,169	36,246,575,257	38,580,842,112	37,723,426,717
Minority interests	5,352,940,213	5,326,223,183	—	—
	--------------------------------------------------------------------------	--------------------------------------------------------------------------	--------------------------------------------------------------------------	------------------------------------------------------------------
Total shareholders’ equity	42,529,772,382	41,572,798,440	38,580,842,112	37,723,426,717
	--------------------------------------------------------------------------	--------------------------------------------------------------------------	--------------------------------------------------------------------------	------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	168,341,660,900	164,587,660,182	107,900,454,232	104,063,536,486
	=====================	=====================	=====================	=====================

Legal representative: Cao Peixi	Person in charge of accounting function: Zhou Hui	Person in charge of accounting department: Huang Lixin

HUANENG POWER INTERNATIONAL, INC.
UNAUDITED CONSOLIDATED AND THE COMPANY INCOME STATEMENTS (PRC GAAP)
FOR THE FIRST QUARTER ENDED 31 MARCH, 2009

Amounts: In Rmb Yuan

		For the first quarter ended 31 March, 2009	For the first quarter ended 31 March, 2008	For the first quarter ended 31 March, 2009	For the first quarter ended 31 March, 2008
		Consolidated	Consolidated	The Company	The Company

1.	Operating revenue	16,116,035,683	13,533,952,821	9,241,239,628	8,733,419,792
	Less: Operating cost	(13,839,127,755)	(12,320,622,217)	(7,915,062,207)	(7,980,840,124)
	Tax and levies on operations	(38,052,393)	(29,106,447)	(4,944,894)	(3,847,486)
	Selling expenses	(298,574)	—	—	—
	General and administrative expenses	(452,367,291)	(402,142,750)	(294,622,316)	(278,662,714)
	Financial expenses,net	(1,249,106,492)	(591,028,011)	(612,999,106)	(181,699,063)
	Assets impairment loss	2,481,534	29,031	2,500	6,160
	Add: Loss from the changes in fair value	(10,392,434)	—	—	—
	Investment income	75,109,009	111,377,537	75,006,910	110,948,947
	Including: Investment income from associates	75,109,009	111,377,537	75,006,910	110,948,947
		------------------------------------------	---------------------------------------	---------------------------------------	---------------------------------------
2.	Operating profit	604,281,287	302,459,964	488,620,515	399,325,512
	Add: Non-operating income	35,530,774	44,481,539	34,769,261	32,705,619
	Less: Non-operating expenses	(10,685,325)	(8,969,041)	(4,447,985)	(5,846,358)
	Including: loss on disposals of non-current assets	—	(10,705)	—	(10,705)
		------------------------------------------	---------------------------------------	---------------------------------------	---------------------------------------
3.	Profit before taxation	629,126,736	337,972,462	518,941,791	426,184,773
	Less: Income tax expense	(50,872,876)	(112,106,089)	51,649,167	(110,335,342)
		------------------------------------------	---------------------------------------	---------------------------------------	---------------------------------------
4.	Net profit	578,253,860	225,866,373	570,590,958	315,849,431
		=======================	=======================	=======================	=======================
	Including: Net profit generated by acquiree before business combination under common control	—	—
	Attributable to: Shareholders of the Company	549,872,938	241,943,192
	Minority interests	28,380,922	(16,076,819)
5.	Earnings per share (based on the net profit attributable to shareholders of the Company)
	- Basic earnings per share	0.05	0.02
	- Diluted earnings per share	0.05	0.02

Legal representative: Cao Peixi	Person in charge of accounting function: Zhou Hui	Person in charge of accounting department: Huang Lixin

HUANENG POWER INTERNATIONAL, INC.
UNAUDITED CONSOLIDATED AND THE COMPANY CASH FLOW STATEMENTS (PRC GAAP)
FOR THE FIRST QUARTER ENDED 31 MARCH, 2009

Amounts: In Rmb Yuan

Items		For the first quarter ended 31 March, 2009	For the first quarter ended 31 March, 2008	For the first quarter ended 31 March, 2009	For the first quarter ended 31 March, 2008
		Consolidated	Consolidated	The Company	The Company

1.	Cash flows generated from operating activities
	Cash received from sales of goods and services rendered	17,551,050,371	15,767,960,687	10,483,079,149	9,799,867,429
	Other cash received relating to operating activities	53,852,482	47,073,513	52,540,637	231,578,845
		---------------------------------------	---------------------------------------	---------------------------------	---------------------------------
	Sub-total of cash inflows of operating activities	17,604,902,853	15,815,034,200	10,535,619,786	10,031,446,274
		---------------------------------------	---------------------------------------	---------------------------------	---------------------------------
	Cash paid for goods and services received	(11,333,926,937)	(11,163,653,346)	(7,046,103,318)	(7,118,008,554)
	Cash paid to and on behalf of employees	(821,361,089)	(868,150,153)	(533,392,135)	(572,842,344)
	Payments of all types of taxes	(1,298,597,755)	(1,674,164,234)	(779,446,524)	(999,583,575)
	Other cash paid relating to operating activities	(168,183,547)	(307,268,058)	(88,290,463)	(482,241,186)
		---------------------------------------	---------------------------------------	---------------------------------	---------------------------------
	Sub-total of cash outflows of operating activities	(13,622,069,328)	(14,013,235,791)	(8,447,232,440)	(9,172,675,659)
		---------------------------------------	---------------------------------------	---------------------------------	---------------------------------
	Net cash flows generated from operating activities	3,982,833,525	1,801,798,409	2,088,387,346	858,770,615
		---------------------------------------	---------------------------------------	---------------------------------	---------------------------------

HUANENG POWER INTERNATIONAL, INC.
UNAUDITED CONSOLIDATED AND THE COMPANY CASH FLOW STATEMENTS (PRC GAAP)
(continued)
FOR THE FIRST QUARTER ENDED 31 MARCH, 2009

Amounts: In Rmb Yuan

Items		For the first quarter ended 31 March, 2009	For the first quarter ended 31 March, 2008	For the first quarter ended 31 March, 2009	For the first quarter ended 31 March, 2008
		Consolidated	Consolidated	The Company	The Company

2.	Cash flows generated from investing activities
	Net cash received from disposals of fixed assets, intangible assets and other long-term assets	2,007,569	750,442	2,056,260	753,597
	Other cash received relating to investing activities	2,040,455	—	—	—
		---------------------------------	---------------------------------	---------------------------------	---------------------------------
	Sub-total of cash inflows of investing activities	4,048,024	750,442	2,056,260	753,597
		---------------------------------	---------------------------------	---------------------------------	---------------------------------
	Cash paid to acquire fixed assets, intangible assets and other long-term assets	(4,723,899,512)	(4,528,062,747)	(2,253,298,044)	(2,937,283,338)
	Cash paid for investments	(1,620,000)	—	(301,620,000)	(9,730,000)
		---------------------------------	---------------------------------	---------------------------------	---------------------------------
	Sub-total of cash outflows of investing activities	(4,725,519,512)	(4,528,062,747)	(2,554,918,044)	(2,947,013,338)
		---------------------------------	---------------------------------	---------------------------------	---------------------------------
	Net cash flows used in investing activities	(4,721,471,488)	(4,527,312,305)	(2,552,861,784)	(2,946,259,741)
		---------------------------------	---------------------------------	---------------------------------	---------------------------------

3.	Cash flows generated from financing activities
	Cash received from investments	—	4,170,000	—	—
	Including: cash received from minority shareholders of subsidiaries	—	4,170,000	—	—
	Cash received from borrowings	6,295,000,000	4,001,977,730	3,355,000,000	1,800,000,000
	Cash received from issuing short-term bonds	4,980,000,000	—	4,980,000,000	—
	Other cash received relating to financing activities	305,004,600	8,867,500	285,654,600	8,867,500
		---------------------------------	---------------------------------	---------------------------------	---------------------------------
	Sub-total of cash inflows of financing activities	11,580,004,600	4,015,015,230	8,620,654,600	1,808,867,500
		---------------------------------	---------------------------------	---------------------------------	---------------------------------

HUANENG POWER INTERNATIONAL, INC.
UNAUDITED CONSOLIDATED AND THE COMPANY CASH FLOW STATEMENTS (PRC GAAP)
(continued)
FOR THE FIRST QUARTER ENDED 31 MARCH, 2009

Amounts: In Rmb Yuan

Items		For the first quarter ended 31 March, 2009	For the first quarter ended 31 March, 2008	For the first quarter ended 31 March, 2009	For the first quarter ended 31 March, 2008
		Consolidated	Consolidated	The Company	The Company

	Cash paid on repayments of borrowings	(7,441,770,872)	(4,755,333,942)	(5,600,502,857)	(3,808,328,802)
	Cash paid for dividends, profit appropriation or interest expense payments	(1,347,971,295)	(737,595,659)	(664,330,664)	(278,612,004)
	Including: dividends paid to minority shareholders of subsidiaries	—	(12,150,000)	—	—
	Other cash paid relating to financing activities	(7,172,496)	(2,236,058)	(1,410,642)	(852,925)
		----------------------------------------	----------------------------------------	----------------------------------------	----------------------------------------
	Sub-total of cash outflows of financing activities	(8,796,914,663)	(5,495,165,659)	(6,266,244,163)	(4,087,793,731)
		----------------------------------------	----------------------------------------	----------------------------------------	----------------------------------------
	Net cash flows generated from/ (used in) financing activities	2,783,089,937	(1,480,150,429)	2,354,410,437	(2,278,926,231)
		----------------------------------------	----------------------------------------	----------------------------------------	----------------------------------------

4.	Effect of foreign exchange rate changes on cash	(58,579,485)	(5,513,680)	4,058,361	(6,004,833)
		----------------------------------------	----------------------------------------	----------------------------------------	----------------------------------------

5.	Net increase/ (decrease) in cash	1,985,872,489	(4,211,178,005)	1,893,994,360	(4,372,420,190)
	Add: cash at beginning of period	5,566,625,073	7,312,264,810	1,525,591,653	5,500,377,727
		----------------------------------------	----------------------------------------	----------------------------------------	----------------------------------------
6.	Cash at end of period	7,552,497,562	3,101,086,805	3,419,586,013	1,127,957,537
		====================	====================	====================	====================

Legal representative: Cao Peixi	Person in charge of accounting function: Zhou Hui	Person in charge of accounting department: Huang Lixin

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

 (a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

DISCLOSEABLE AND CONNECTED TRANSACTIONS

ACQUISITION OF INTERESTS IN YLQ CO-GENERATION
AND BEIJING CO-GENERATION

•
On 21 April 2009, the Company entered into the YLQ Co-generation Interest Transfer Agreement with Huaneng Group, pursuant to which the Company agreed to acquire from Huaneng Group its YLQ Co-generation Interest for a consideration of RMB1.076 billion. The purchase price will be funded by the Company’s internal cash surplus. The purchase price was determined on arm’s length terms between the parties.

•
On the same day, the Company entered into the Beijing Co-generation Interest Transfer Agreement with HIPDC, pursuant to which the Company agreed to acquire from HIPDC its Beijing Co-generation Interest for a consideration of RMB1.272 billion. The purchase price will be funded by the Company’s internal cash surplus. The purchase price was determined on arm’s length terms between the parties.

•
Huaneng Group holds a 51.98% direct interest and 5% indirect interest in HIPDC while HIPDC, as the direct controlling shareholder of the Company, holds 42.03% of the total issued share capital of the Company. In addition, Huaneng Group holds an aggregate of 8.92% effective interest in the Company. Therefore, Huaneng Group and HIPDC are connected persons of the Company under the Hong Kong Listing Rules. The transactions between the Company and each of Huaneng Group and HIPDC as contemplated by the Acquisitions thus constitute connected transactions of the Company.

•
Taking the above two acquisitions as a whole in accordance with Rule 14A.25 of the Hong Kong Listing Rules, the aggregate of the transaction amount involved is RMB2.348 billion. The transaction scale in aggregate exceeds 2.5% of the applicable percentage ratios as calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules. The Acquisitions are therefore subject to the Independent Shareholders’ approvals.

•
The Company will convene an EGM for the purpose of seeking the approvals from Independent Shareholders for the Acquisitions (including the Transfer Agreements). According to the Hong Kong Listing Rules, Huaneng Group, HIPDC and their respective associates will abstain from voting in respect of the resolutions relating to the Acquisitions.

•
The Company and the Independent Board Committee have reviewed the Acquisitions. The Company will appoint an independent financial adviser to make recommendations to the Independent Board Committee and the Independent Shareholders as to whether the terms of the Acquisitions are fair and reasonable and whether the Acquisitions are in the interests of the Company and its shareholders as a whole, and to advise the Independent Shareholders on how to vote. The Company expects that the notice of the EGM and the circular giving further information on the Acquisitions and containing the advice of the independent financial adviser, and the recommendations from the Independent Directors are expected to be despatched to shareholders within 21 days from the date of this announcement.

BACKGROUND

The Company and its subsidiaries mainly develop, construct, operate and manage large-scale power plants in China nationwide. It is one of the largest listed power producers in China, owning within the PRC a generation capacity of 39,203 MW on an equity basis.

Huaneng Group is principally engaged in the operation and management of industrial investments; the development, investment, construction, operation and management of power plants; organising the generation and sale of power (and heat); and the development, investment, construction, production and sale of products in relation to information, transportation, new energy and environmental protection industries.

HIPDC was established as a sino-foreign joint venture company with the approval of the State Council. Its principal scope of business includes developing, constructing and operating power plants in China.

Huaneng Group is the controlling shareholder of HIPDC, holding a 51.98% direct interest in HIPDC. In addition, Huaneng Group also holds a 5% indirect interest in HIPDC and directly holds an aggregate of 8.92% effective interest in the total issued share capital of the Company. As at the date of this announcement, HIPDC, as the controlling shareholders of the Company, holds approximately 42.03% of the total issued share capital of the Company.

The relationships among the Company, Huaneng Group and HIPDC are as follows:

*           Huaneng Group, through China Hua Neng Group Hong Kong Limited, its wholly-owned subsidiary, indirectly holds a 100% interest in Pro-Power Investment Limited while Pro-Power Investment Limited holds a 5% interest in HIPDC.

#           Of the 8.92% interest, 0.17% represents the interest in the H Shares of the Company held by China Hua Neng Group Hong Kong Limited.

According to the Hong Kong Listing Rules, Huaneng Group and HIPDC are connected persons of the Company, and accordingly, the acquisitions of YLQ Co-generation Interest and Beijing Co-generation Interest by the Company from Huaneng Group and HIPDC, respectively constitute connected transactions of the Company.

Taking the acquisitions of YLQ Co-generation Interest and Beijing Co-generation Interest as a whole in accordance with Rule 14A.25 of the Hong Kong Listing Rules, the aggregate of the transaction amount involved is RMB2.348 billion. The transaction scale of such transactions in aggregate exceeds 2.5% of the applicable percentage ratios as calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules. The acquisitions of YLQ Co-generation Interest and Beijing Co-generation Interest constitute connected transactions of the Company, which shall be subject to the Independent Shareholders’ approvals according to Rule 14A.18 of the Hong Kong Listing Rules. Huaneng Group, HIPDC and their respective associates shall abstain from voting in the EGM in respect of the ordinary resolutions to approve the acquisition of YLQ Co-generation Interest (including YLQ Co-generation Interest Transfer Agreement) and the acquisition of Beijing Co-generation Interest (including Beijing Co-generation Interest Transfer Agreement).

The Acquisitions in aggregate also constitute discloseable transactions to the Company.

YLQ Co-generation Interest TRANSFER AGREEMENT

The YLQ Co-generation Interest Transfer Agreement was approved by the Directors at the board meeting on 21 April 2009 and signed by Huaneng Group and the Company on the same day.

Date:	21 April 2009

Parties:	Seller:Huaneng Group

Purchaser:the Company

Interest to be acquired:	Equity interest representing 55% of the registered capital of YLQ Co-generation.

Consideration:
The consideration for the purchase of the YLQ Co-generation Interest is RMB1.076 billion, payable in cash on the Closing date and to be funded by the Company’s internal cash surplus. The purchase price was determined on the basis of normal commercial terms and arm’s length negotiations between the parties thereto.

Conditions precedent:	Closing is subject to the satisfaction or waiver of the following conditions:

(1) Conditions which need to be satisfied:

•  the Independent Board Committee agreed and supported the acquisition of YLQ Co-generation Interest;
•  the YLQ Co-generation Interest Transfer Agreement and the acquisition of YLQ Co-generation Interest have been approved and adopted by the Independent Shareholders;
•  the obtaining of all necessary approvals for the YLQ Co-generation Interest Transfer Agreement and the acquisition of YLQ Co-generation Interest; and
•  Tianjin Municipal Jinneng Investment Corporation has waived its pre-emptive rights in the transfer of YLQ Co-generation Interest.

(2) Conditions which the Company may waive:

•  representations and warranties of Huaneng Group in the YLQ Co-generation Interest Transfer Agreement are true and complete in all material  respects; and
•  Huaneng Group has fulfilled in all material respects its obligations under the YLQ Co-generation Interest Transfer Agreement.

(3)     Conditions which Huaneng Group may waive:
•  representations and warranties of the Company in the YLQ Co-generation Interest Transfer Agreement are true and complete in all material respects; and
•  the Company has fulfilled in all material respects its obligations under the YLQ Co-generation Interest Transfer Agreement.

In case if any conditions for closing are waived, further announcement will be made by the Company accordingly.

Closing:	The Closing shall be on the 5th working day after the satisfaction or waiver of the aforesaid conditions, or on a day as agreed between the Company and Huaneng Group.

BEIJING CO-GENERATION INTEREST TRANSFER AGREEMENT

The Beijing Co-generation Interest Transfer Agreement was approved by the Directors at the board meeting on 21 April 2009 and signed by HIPDC and the Company on the same day.

Date:	21 April 2009

Parties:	Seller:HIPDC

Purchaser:the Company

Interest to be acquired:	Equity interest representing 41% of the registered capital of Beijing Co-generation.

Consideration:
The consideration for the purchase of the Beijing Co-generation Interest is RMB1.272 billion, payable in cash on the Closing date and to be funded by the Company’s internal cash surplus. The purchase price was determined on the basis of normal commercial terms and arm’s length negotiations between the parties thereto.

(1) Conditions which need to be satisfied:

• the Independent Board Committee agreed and supported the acquisition of Beijing Co-generation Interest;

• the Beijing Co-generation Interest Transfer Agreement and the acquisition of Beijing Co-generation Interest have been approved and adopted by the Independent Shareholders;

• the obtaining of all necessary approvals for the Beijing Co-generation Interest Transfer Agreement and the acquisition of Beijing Co-generation Interest; and

• each of Beijing Jingneng International Energy Limited and China Hua Neng Group Hong Kong Limited has waived its pre-emptive right in the transfer of Beijing Co-generation Interest.

(2) Conditions which the Company may waive:

•  representations and warranties of HIPDC in the Beijing Co-generation Interest Transfer Agreement are true and complete in all material respects; and
•  HIPDC has fulfilled in all material respects its obligations under the Beijing Co-generation Interest Transfer Agreement.

(3)           Conditions which HIPDC may waive:
•  representations and warranties of the Company in the Beijing Co-generation Interest Transfer Agreement are true and complete in all material respects; and
•  the Company has fulfilled in all material respects its obligations under the Beijing Co-generation Interest Transfer Agreement.

In case if any conditions for closing are waived, further announcement will be made by the Company accordingly.

Closing:	The closing shall be on the 5th working day after the satisfaction or waiver of the aforesaid conditions, or on a day as agreed between the Company and HIPDC.

INFORMATION REGARDING THE POWER PLANTS

(1)           YLQ Co-generation

Yangliuqing Co-generation is situated in Tianjin. It was incorporated on 17 May 1996 and the principal business of which includes power generation, provision of co-generation power, installation, repair and related services relating to co-generation power. Currently, YLQ Co-generation has four coal-fired co-generation units with a generation capacity of 300,000 KW each. These units commenced operation in December 1998, September 1999, December 2006 and May 2007, respectively.

Huaneng Group is the controlling shareholder of YLQ Co-generation, holding a 55% interest in the registered capital of YLQ Co-generation. The investment made by Huaneng Group in the YLQ Co-generation Interest amounted to RMB858.5 million. The other shareholder of YLQ Co-generation is Tianjin Municipal Jinneng Investment Corporation, holding 45% interest in the registered capital of YLQ Co-generation. Upon Closing, the Company will hold a 55% interest in the registered capital of YLQ Co-generation while the remaining 45% interest will still be held by Tianjin Municipal Jingneng Investment Corporation. Tianjin Municipal Jinneng Investment Corporation does not hold any shares in the Company and is also a third party independent of the Company and connected persons of the Company.

Upon Closing, YLQ Co-generation will become a subsidiary of the Company and its financial results will be consolidated into the Company’s financial statements.

Huaneng Group has warranted that the YLQ Co-generation Interest is not subject to any mortgage, charge, lien or third party rights and such interest is not subject to any disputes, litigation, arbitration and other legal proceedings.

Operating Data of YLQ Co-generation

The following table sets out certain operating data of YLQ Co-generation for 2008:

Installed capacity (MW)	1,200
Power generation (billion kWh)	6,793
Utilization hours (hours)	5,660
House consumption rate (%)	7.10
Average on-grid power tariff (RMB/MWh, inclusive of tax)	389.03
Coal consumption rate for power sold (grams/kWh)	331.97
Unit fuel cost for power sold (RMB/ MWh)	203.74

Selected Financial Information of the YLQ Co-generation

The following is a summary of audited financial information of YLQ Co-generation as at 31 December 2007 and 31 December 2008 and for the years ended 31 December 2007 and 31 December 2008, prepared in accordance with the PRC Accounting Standands.

	As at 31 December 2007	As at 31 December 2008
	(RMB in thousands, except percentage)

Total asset	4,773,208	4,633,984
Total liabilities	3,205,590	3,048,528
Receivables	302,379	329,013
Contingent liabilities	—	—
Net asset	1,567,619	1,585,455
Interest attributable to Huaneng Group	55%	55%
Net asset attributable to Huaneng Group according to the above ratio	862,190	872,000

	For the year ended 31 December 2007	For the year ended 31 December 2008
	(RMB in thousands, except percentage)

Operating revenue	2,061,190	2,179,850
Operating profit	311,563	6,325
Profit before tax	318,138	19,908
Effective tax rate	33%	16%
Net profit	214,249	16,627

Valuation of YLQ Co-generation

CCAFM, an independent asset appraisal institution which is qualified to participate in securities related matters, has conducted a valuation on YLQ Co-generation by using replacement cost method. The appraisal date is fixed on 31 December 2008 and the results are set out below:

(RMB´000)

Book value of shareholders´ equity	1,585,455
Appraised value of shareholders´ equity	1,918,142
Increase/Decrease (amount)	332,687
Increase/Decrease (%)	21%

Reasons for appreciation in value under the valuation report: The appreciation in value for YLQ Co-generation was RMB332.687 million, representing an appreciation in the appraised value for the fixed assets and land use rights and an impairment in the assessment of its liabilities. Of which, the appraised value for land use rights as compared to its net book value appreciated by an amount of RMB241.77 million. The appreciation in the appraised value for land use rights was mainly due to the fact that YLQ Co-generation obtained the relevant lands relatively earlier in time, the area of the lands it occupied was relatively larger as well as the appreciation in value of the land use rights in recent years. The appraised value of the fixed assets was RMB82.17 million. The reasons attributable to the appreciation were due to the fact that the construction of Phase III of YLQ Co-generation was completed as early as in 1999 and have been in use for nearly 10 years as at the date of assessment. The key generating facilities, although their net book value is low as a result of depreciation, are still under normal operation. It thus causes an appreciation in valuation. The impairment in assessment of the non-current liabilities in an amount of RMB9.69 million was caused by the government subsidy obtained but not yet verified in the liabilities item of YLQ Co-generation.

(2)           Beijing Co-generation

Beijing Co-generation is situated in Beijing. It was formerly Beijing Branch of HIPDC, which was incorporated on 21 January 1991. In November 2003, Beijing Branch of HIPDC was re-structured into a sino-foreign joint stock limited company as Beijing Co-generation, the principal businesses of which include construction and operation of power plants and the ancillary projects including fund raising both within and/or outside China; import of complete or ancillary sets of equipments, machinery tools; and provision of three materials (steel, cement and wood), fuel and other material for construction and operation of power plants.

Currently, Beijing Co-generation has five coal-fired co-generation units with an aggregate generation capacity of 845,000 KW. Of these, two generation units having the generation capacity of 165,000 KW commenced operation in January 1998, and two generation units having the generation capacity of 220,000 KW commenced operation in December 1998 and June 1999, respectively. The other generation unit having a generation capacity of 75,000 KW commenced operation in April 2004.

HIPDC is the major shareholder of Beijing Co-generation, holding a 41% interest in the registered capital of Beijing Co-generation. The investment made by HIPDC in the Beijing Co-generation Interest amounted to RMB 656 million. Other shareholders of Beijing Co-generation are Beijing Jingneng Internatioinal Energy Limited Company and China Hua Neng Group Hong Kong Limited, holding 34% and 25% interest in the registered capital of Beijing Co-generation, respectively.

Upon Closing, the Company will hold a 41% interest in the registered capital of Beijing Co-generation while each of Beijing Jingneng International Energy Limited Company and China Hua Neng Group Hong Kong Limited will continue to hold 34% and 25% interest in Beijing Co-generation, respectively. China Hua Neng Group Hong Kong Limited is wholly owned by Huaneng Group (i.e. controlling shareholder of HIPDC). Pursuant to the arrangement made between the Company and China Hua Neng Hong Kong Limited on 21 April 2009, China Hua Neng Group Hong Kong Limited agreed to entrust the Company to, free of payment, exercise the voting right of its 25% interest in Beijing Co-generation upon closing for so long as the Company remains the largest shareholder of Beijing Co-generation. Therefore, upon completion, Beijing Co-generation will be regarded as a subsidiary of the Company and its financial results will be consolidated into the Company’s financial statements.

Beijing Jingneng International Energy Limited Company does not hold shares in the Company and is also a third party independent of the Company and connected persons of the Company.

HIPDC has warranted that the Beijing Co-generation Interest is not subject to any mortgage, charge, lien or third party rights and such interest is not subject to any disputes, litigation, arbitration and other legal proceedings.

Operating Data of Beijing Co-generation

The following table sets out certain operating data of Beijing Co-generation for 2008:

Installed capacity (MW)	845
Power generation (billion kWh)	4.998
Utilization hours (hours)	5,914
House consumption rate (%)	11.74
Average on-grid power tariff (RMB/MWh, inclusive of tax)	467.29
Coal consumption rate for power sold (grams/kWh)	298.05
Unit fuel cost for power sold (RMB/ MWh)	147.15

Selected Financial Information of the Beijing Co-generation

The following is a summary of audited financial information of Beijing Co-generation as at 31 December 2007 and 31 December 2008 and for the years ended 31 December 2007 and 31 December 2008, prepared in accordance with the PRC Accounting Standards.

	As at 31 December 2007	As at 31 December 2008
	(RMB in thousands, except percentage)

Total asset	4,147,878	3,853,949
Total liabilities	2,094,852	1,826,748
Receivables	330,192	393,541
Contingent liabilities	—	—
Net asset	2,053,026	2,027,201
Interest attributable to HIPDC	41%	41%
Net asset attributable to HIPDC according to the above ratio	841,741	831,153

	For the year ended 31 December 2007	For the year ended 31 December 2008
	(RMB in thousands, except percentage)

Operating revenue	2,116,612	2,193,032
Operating profit	459,595	331,818
Profit before tax	476,562	345,637
Effective tax rate	6%	9%
Net profit	449,856	315,032

Valuation of Beijing Co-generation

CCAFM has conducted a valuation on Beijing Co-generation by using replacement cost method. The appraisal date is fixed on 31 December 2008 and the results are set out below:

(RMB’000)

Book value of shareholders’ equity	2,027,201
Appraised value of shareholders’ equity	3,042,276
Increase/Decrease (amount)	1,015,075
Increase/Decrease (%)	50%

Reasons for appreciation in value under valuation report: the appreciation in value for Beijing Co-generation was RMB1,015.075 million, representing an appreciation mainly in the appraised value for the fixed assets and land use rights. Of which, the appreciation in the appraised value for land use rights amounted to RMB821.170 million. The appreciation in the appraised value for land use rights was mainly due to the fact that Beijing Co-generation obtained the relevant lands relatively earlier in time, the area of the lands it occupied was relatively larger as well as the appreciation in value of the land use rights in recent years. The appraised value of the fixed assets was RMB213.85 million. As Phase I of Beijing Co-generation commenced operation during the period from 1998 and 1999, its key generating facilities which are still under normal operation, are now only of low net value as a result of depreciation, thus causing an appreciation in the appraised value.

Reasons for the Acquisitions, Pricing Factors and Impact

The Acquisitions reflect the Company´s continued implementation of its development strategy which focuses on both greenfield development and acquisition. Upon completion, the Acquisitions will enlarge the Company’s operating scale and geographical scope, thus enhancing the profitability of the Company as well as consolidating the Company’s position as one of the largest independent power companies. In order to cope with the challenges of global financial crisis currently encountered nationwide by maintaining steady and relatively rapid economic growth, increasing market share by way of acquisition of power assets will be instrumental in enhancing the Company´s competitive strengths and increasing shareholders´ value. The Acquisitions will lead the Company to enter into the power markets of Beijing and Tianjin and help to strengthen the Company´s leading position in the economic region around Baohai, an area with rapid economic growth and strong power demand. Beijing Co-generation is located in Beijing and has an aggregate generation capacity of 845 MW. As it has the most advanced and equipped environmental protection system, it then has stronger competitive strength and better social image. YLQ Co-generation is located in Tianjin and has an aggregate generation capacity of 1,200 MW. It has geographical competitive strength and is providing thermal power to a large area in Tianjin.

Upon completion of the Acquisitions, the Company´s total generation capacity on an equity basis will increase by 1,006.45 MW, from 39,203 MW as at 31 March 2009 to 40,209.45 MW. For 2008, the profit after tax of YLQ Co-generation amounted to RMB16.6268 million, of which the YLQ Co-generation Interest attributable to Huaneng Group accounted for RMB9.1448 million. For 2008, the profit after tax of Beijing Co-generation amounted to RMB315.032 million, of which the Beijing Co-generation Interest attributable to HIPDC accounted for RMB129.1631 million.

The Acquisitions have no material impact on the assets, liabilities and revenue of the Company.

The consideration of the Acquisitions was arrived at after various negotiations among the parties, and has already taken into account the market environment, operating conditions, and profitability of YLQ Co-generation and Beijing Co-generation, particularly, the asset valuation report prepared by CCAFM.

According to the audited financial statements of YLQ Co-generation and Beijing Co-generation, the book value of the net asset of YLQ Co-generation Interest held by Huaneng Group as at 31 December 2008 amounted to RMB872 million while the book value of the net asset of Beijing Co-generation Interest held by HIPDC as at 31 December 2008 amounted to RMB831.15 million. Therefore, the aggregate corresponding book value of the net asset of such two interests amounted to RMB 1,703.15 million. According to the asset valuation report prepared by CCAFM, the value of the YLQ Co-generation Interest held by Huaneng Group amounted to RMB1,054.98 million and the value of the Beijing Co-generation Interest held by HIPDC amounted to RMB1,247.33 million. As such, the aggregate of the corresponding appraised value of such two interests amounted to RMB2,302.31 million, that forms the principal basis in determining the total consideration of the Acquisitions.

The total consideration of the Acquisitions represents a premium of 37.86% over the aggregate corresponding book value of the net asset of YLQ Co-generation Interest and Beijing Co-generation Interest, and a premium of 2% over the aggregate corresponding appraised value of such two interests. The book value of the net asset reflects the historical cost and the accumulated depreciation of YLQ Co-generation and Beijing Co-generation while the appraised value demonstrates the replacement cost of YLQ Co-generation and Beijing Co-generation as at the appraisal date (i.e. 31 December 2008). The pricing level of the Acquisitions has reflected the value that YLQ Co-generation and Beijing Co-generation may create in operation, which differ from the book value of the net asset and the appraised value of such two interests.

The Directors believe that the acquisition prices and terms are fair and reasonable to the Company and its shareholders as a whole. The acquisitions of YLQ Co-generation Interest and Beijing Co-generation Interest are beneficial to the Company and its shareholders.

Post-closing Related Transactions under the Shanghai Listing Rules

Pursuant to the Shanghai Listing Rules, upon completion of the Acquisitions, the following transactions by YLQ Co-generation and Beijing Co-generation will become related transactions between the Company and connected persons of the Company, which require independent shareholders’ approvals. However, pursuant to the Hong Kong Listing Rules, such transactions are connected transactions exempt from the reporting, announcement and independent shareholders’ approval requirements.

(1)           Related transaction of YLQ Co-generation

Pursuant to an on-lending agreement entered into between the former China Foreign Trade and Trust Investment Corporation (“Lender”) and Huaneng Power Corporation (“Borrower”, the predecessor of Huaneng Group) on 25 February 1994 (“On-lending Agreement”), the Lender agreed to on-lend to the Borrower a loan totalling not more than DM262,000,000 pursuant to the German Government Hybrid Loan Agreement entered into between the then PRC Ministry of Foreign Trade and Economic Cooperation and KFW Bankengruppe on 16 November 1993 (“Loan Agreement”). Such loan was used for the construction of YLQ Co-generation. Pursuant to the On-lending Agreement, such loan was divided into two tranches with the first tranche of the loan amounting to DM132,000,000 and the second tranche of the loan amounting to DM130,000,000. The term of the first tranche of the loan was 30 years from 16 November 1993 to 30 May 2023. The repayment period was 16 years and the Borrower shall repay the principal of the loan in 32 instalments on a half-yearly basis from 30 November 2007 to 30 May 2023 and the first repayment date was 30 November 2007 while the second tranche of the loan shall be repaid in 20 equal instalments on a half-yearly basis and the first repayment date shall be no later than 30 December 1998.

Pursuant to a foreign government loans and liabilities novation agreement entered into between The Export-Import Bank of China (took over the foreign government lending and on-lending business originally undertaken by the Lender upon approval by the State Council in 1995) and Huaneng Group on 22 December 2004, Huaneng Group agreed to assume all the liabilities under the On-lending Agreement transferred by the Borrower to Huaneng Group.

Huaneng Group issued a letter of confirmation on repayment of principal in June 2005 to confirm the total amount of the EUR130,810,105.86 loan from the German Government for the use in the expansion project of YLQ Co-generation and principal repayment schedules and details of the monthly repayment of on-lending business charges, principals and interest.

Pursuant to a foreign currency loan settlement agreement entered into between Huaneng Group and YLQ Co-generation on 21 April 2009, the principal balance of the outstanding foreign currency loan under the On-lending Agreement as at 21 April 2009 amounted to EUR58,310,000 and the interest rate of the loan balance was 2% and the on-lending business charges rate was 0.15%. YLQ Co-generation will pay such outstanding principal, interest and on-lending business charges to Huaneng Group and Huaneng Group will in turn repay the same to The Export-Import Bank of China.

(2)           Related Transaction of Beijing Co-generation

Pursuant to an arrangement between the Company and China Hua Neng Group Hong Kong Limited (a wholly owned subsidiary of Huaneng Group, which in turn is the controlling shareholder of HIPDC ) on 21 April 2009, upon the completion of the purchase of Beijing Co-generation Interest by the Company from HIPDC, China Hua Neng Group Hong Kong Limited will entrust the Company to, free of payment, exercise the voting right of its 25% interest in Beijing Co-generation for so long as the Company remains the largest shareholder of Beijing Co-generation.

Appointment of independent financial adviser as per Hong Kong Listing Rules

According to the requirements of the Hong Kong Listing Rules, the Independent Board Committee will advise the Independent Shareholders in connection with the Acquisitions (including the Transfer Agreements). Pursuant to Rule 14A.22 of the Hong Kong Listing Rules, an independent financial adviser will be appointed by the Company to make recommendations to the Independent Board Committee and Independent Shareholders as to whether the terms of the Acquisitions are fair and reasonable and whether the Acquisitions are in the interests of the Company and the shareholders as a whole and to advise the Independent Shareholders on how to vote.

THE EGM

The transactions as contemplated by the Transfer Agreements constitute discloseable and connected transactions to the Company. As the aggregate of the transaction scale of the Acquisitions exceeds 2.5% of the applicable percentage ratios as calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules, the Acquisitions constitute connected transactions of the Company, which shall be subject to Independent Shareholders’ approvals as required under Rule 14A.18 of the Hong Kong Listing Rules. The Company will convene an EGM in June 2009 to consider the approval of the Acquisitions (including the Transfer Agreements). The voting at such meeting will be taken on a poll and the Company will make an announcement of the poll results. Huaneng Group, HIPDC and their respective associates (holding an aggregate of 6,141,786,667 shares in the Company, representing approximately 50.94% of the total issued shares of the Company as at the date of this announcement) will abstain from voting at the EGM in respect of the ordinary resolutions to approve the Acquisitions (including the Transfer Agreements). The Company expects that the notice of the EGM and the Circular giving further information on the Acquisitions and containing the advice of the independent financial adviser appointed by the Company to make recommendations to the Independent Board Committee and the Independent Shareholders as to whether the terms of the Acquisitions are fair and reasonable and whether the Acquisitions are in the interests of the Company and the shareholders as a whole and to advise the Independent Shareholders on how to vote, and the recommendations from the Independent Directors are expected to be despatched to shareholders within 21 days from the date of this announcement.

The Directors (including independent non-executive Directors) are of the view that the Transfer Agreements were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms; and (iii) on terms that are fair and reasonable and the Transfer Agreements are in the interests of the Company and its shareholders as a whole.

Definitions

“Acquisition(s)”	the purchase by the Company of the YLQ Co-generation Interest and Beijing Co-generation Interest, individually or collectively;
“associate”	the meaning ascribed to it in the Hong Kong Listing Rules;
“Beijing Co-generation”	Huaneng Beijing Co-generation Limited Liability Company;
“Beijing Co-generation Interest”	41% interest in the registered capital of Beijing Co-generation held by HIPDC;
“Beijing Co-generation Interest Transfer Agreement”	the agreement entered into between the Company and HIPDC on 21 April 2009 for transfer of Beijing Co-generation Interest;
“CCAFM”	China Consultants of Accounting and Financial Management Co., Ltd.;
“Closing”	the closing of the Acquisition;
“Company”, “HPI”	Huaneng Power International, Inc.;
“Directors”	the directors (including independent non-executive directors) of the Company;
“EGM”	an extraordinary general meeting of the Company to be held for shareholders of the Company in June 2009 to consider and approve the Acquisitions;
“HIPDC”	Huaneng International Power Development Corporation;
“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;
“Huaneng Group”	China Huaneng Group;
“Independent Board Committee”	a committee of the Board established for the purpose of considering the Acquisitions, comprising independent non-executive Directors who are independent of the Acquisitions;
“Independent Shareholders”	shareholders of the Company other than Huaneng Group, HIPDC and their respective associates;
“PRC”	the People’s Republic of China;
“RMB”	the lawful currency of the PRC;
“Shanghai Listing Rules”	The Listing Rules of Shanghai Stock Exchange
“Stock Exchange”	The Stock Exchange of Hong Kong Limited;
“Transfer Agreement(s)”	YLQ Co-generation Interest Transfer Agreement and Beijing Co-generation Interest Transfer Agreement, individually or collectively;
“YLQ Co-generation”	Tianjin Huaneng Yangliuqing Co-generation Limited Liability Company;
“YLQ Co-generation Interest”	55% interest in the registered capital of YLQ Co-generation held Huaneng Group; and
“YLQ Co-generation Interest Transfer Agreement”	the agreement entered into between the Company and Huaneng Group on 21 April 2009 for transfer of YLQ Co-generation Interest

By Order of the Board Huaneng Power International, Inc. Gu Biquan Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi
(Executive Director)
Huang Long
(Non-executive Director)
Wu Dawei
(Non-executive Director)
Huang Jian
(Non-executive Director)
Liu Guoyue
(Executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Liu Jipeng
(Independent Non-executive Director)
Yu Ning
(Independent Non-executive Director)
Shao Shiwei
(Independent Non-executive Director)
Zheng Jianchao
(Independent Non-executive Director)
Wu Liansheng
(Independent Non-executive Director)

Beijing, the PRC
22 April 2009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By  /s/ Gu Biquan

Name:    Gu Biquan

Title:      Company Secretary

Date:    April 22, 2009